SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BERGEN BRUNSWIG CORPORATION
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.50 PAR VALUE
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                         (Title of Class of Securities)

                                    083739102
                                 (Cusip Number)

      ARMANDO A. TABERNILLA, 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137
                                 (305) 575-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 10, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 083739102                          13D


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1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           IVAX Corporation

           I.R.S.# 16-1003559
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2          Check the appropriate Box if a Member of a Group        (a) [ ]
                                                                   (b) [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           Not Applicable
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida, United States of America
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NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           9,953,076
BENEFI-                     ----------------------------------------------------
CIALLY                        8         SHARED VOTING POWER
OWNED BY                                         2,137,958
EACH                        ----------------------------------------------------
REPORTING                     9         SOLE DISPOSITIVE POWER
PERSON                                           9,953,076
WITH                        ----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                              0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,091,034
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                      [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         The class of securities to which this Schedule relates is the Class A Common Stock, par value $1.50 per share (the "Common Stock"), of Bergen Brunswig Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4000 Metropolitan Drive, Orange, California 92668.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule is filed by IVAX Corporation, a Florida corporation ("IVAX"), the principal business and offices of which are located at 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business of IVAX and its subsidiaries is the research, development, manufacture, marketing and distribution of health care products.

         Information as to the identity and background of the directors and executive officers of IVAX is set forth in Appendix A attached hereto, which is incorporated herein by reference.

         Neither IVAX nor, to the best knowledge of IVAX, any of the directors, executive officers or controlling persons of IVAX during the last five years,
(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule relates to an irrevocable option (the "IVAX Option") granted to IVAX by the Issuer on November 10, 1996 to purchase up to 9,953,076 shares of the Common Stock of the Issuer at an exercise price of $27.625 per share (the "Exercise Price"), exercisable under certain circumstances, in consideration of, and as an inducement to, the entry by IVAX into an Agreement and Plan of Merger, dated as of November 10, 1996, with the Issuer (the "Agreement"), pursuant to which IVAX and the Issuer will each simultaneously become separate wholly-owned subsidiaries of BBI Healthcare Corporation ("BBI"), a newly formed Delaware corporation formed by IVAX and the Issuer for the purpose of becoming the holding company for IVAX and the Issuer. The Issuer agreed to grant the IVAX Option to IVAX as a condition to IVAX's willingness to enter into the Agreement. For a description of the Agreement and the transactions contemplated thereby, see Item 4 below. For a description of the IVAX Option, see Item 5 below.

         This Schedule also relates to an agreement by Robert E. Martini, Chairman and Chief Executive Officer of the Issuer, to vote shares of Common Stock held by him in favor of the Agreement and the transactions contemplated thereby, as described in Item 5 below.

Item 4.  PURPOSE OF TRANSACTION.

         On November 10, 1996, IVAX entered into the Agreement with the Issuer, BBI, BBI-I Sub, Inc., a newly-formed Florida corporation and wholly-owned subsidiary of

BBI, and BBI-B Sub, Inc., a newly-formed New Jersey corporation and wholly-owned subsidiary of BBI. Under the terms of the Agreement, IVAX and the Issuer will each simultaneously become separate, wholly-owned subsidiaries of BBI pursuant to the merger of BBI-I Sub, Inc. with and into IVAX (the "IVAX Merger") and the merger of BBI-B Sub, Inc. with and into the Issuer (the "Bergen Merger" and, together with the IVAX Merger, the "Mergers"), and the shareholders of IVAX and the Issuer will receive shares of the common stock, par value $.01 per share, of BBI (the "BBI Common Stock").

         Pursuant to the IVAX Merger, each outstanding share of common stock, par value $.10 per share, of IVAX (the "IVAX Common Stock") will be converted at the effective time of the Mergers into the right to receive 0.42 of a share of BBI Common Stock. Pursuant to the Bergen Merger, each outstanding share of Common Stock of the Issuer will be converted at the effective time of the Mergers into the right to receive 1.00 share of BBI Common Stock. After the Mergers, shareholders of IVAX and the Issuer will hold approximately 56 percent and 44 percent, respectively, of BBI Common Stock.

         In connection with the Agreement, IVAX entered into a Stock Option Agreement with the Issuer, dated as of November 10, 1996 (the "Bergen Option Agreement"), pursuant to which IVAX granted the Issuer an irrevocable option to purchase up to 30,177,342 shares of IVAX Common Stock exercisable under certain conditions at an exercise price of $12.375 per share upon terms and conditions comparable to the IVAX Option. A copy of the Bergen Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

         Following the consummation of the Mergers, the board of directors of BBI will consist of the President and Chief Executive Officer of BBI and an equal number of directors selected by each of IVAX and the Issuer. Phillip Frost, M.D., currently the Chairman and Chief Executive Officer of IVAX, and Robert E. Martini, currently the Chairman and Chief Executive Officer of the Issuer, will be the Co-Chairmen of BBI. Donald R. Roden, currently the President and Chief Executive Officer-Elect of the Issuer, will be the President and Chief Executive Officer of BBI.

         The foregoing descriptions of the Agreement and the Bergen Option Agreement are qualified in their entirety by the full text of such agreements and documents, copies of which are included as exhibits hereto and incorporated herein by reference. The Mergers, which are subject to a number of conditions set forth in the Agreement, including the approval of the shareholders of each of IVAX and the Issuer, are expected to be consummated in the first half of 1997.

         Except as otherwise stated herein, IVAX has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Issuer granted IVAX the IVAX Option pursuant to a Stock Option Agreement, dated as of November 10, 1996 (the "IVAX Option Agreement"), effective as of the close of trading on the New York Stock Exchange (the "NYSE") on November 11, 1996. The IVAX Option becomes exercisable upon the occurrence of any event or circumstance (an "Exercise Event") which would entitle IVAX to receive a termination fee pursuant to Section 8.05(c) of the Agreement. Regardless of whether the IVAX Option becomes exercisable, the IVAX Option shall terminate upon the first to occur of (i) the effective time of the Mergers, (ii) termination of the Agreement in any manner which would not entitle IVAX to receive a termination fee under Section 8.05(c) of the Agreement and (iii) 90 days after the occurrence of an Exercise Event.

         From and after an Exercise Event and prior to the termination of the IVAX Option, IVAX may exercise the IVAX Option, in whole or in part, at any time or from time to time, and elect to either (i) purchase up to 9,953,076 shares of Common Stock for the Exercise Price (a "Stock Exercise") or (ii) receive from the Issuer, in lieu of the shares of Common Stock to which IVAX would be entitled pursuant to a Stock Exercise, a cash payment in an amount equal to the difference between (a) the higher of (x) the highest price per share of Common Stock paid by any person in a "Competing Transaction" (as such term is defined in the Agreement) and (y) the closing price of the Common Stock on the NYSE on the last trading day immediately prior to the date on which IVAX gives notice of its intention to exercise the IVAX Option and (b) the Exercise Price (a "Cash Exercise"). In addition, in the event that IVAX should elect a Stock Exercise of the IVAX Option, the Issuer may elect to instead treat such a Stock Exercise as a Cash Exercise. If at the time a cash payment is due as a result of a Cash Exercise, the Issuer shall not have consummated a Competing Transaction, the Issuer may elect in lieu of making such cash payment to deliver shares of Common Stock having a value equal to the amount of the cash payment based on the closing price of the Common Stock on the NYSE on the business day prior to such payment. The issuance of any shares of Common Stock or payment of any cash, as applicable, upon the exercise of the IVAX Option is conditioned upon, among other things, the requirement that such issuance or payment would not violate the rules of the NYSE or any applicable law, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The foregoing description of the IVAX Option Agreement is qualified in its entirety by the full text of such agreement, a copy of which is included as Exhibit 3 hereto and is incorporated herein by reference.

         Pursuant to Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, as amended, IVAX is deemed to beneficially own the 9,953,076 shares of Common Stock, or approximately 19.9% of the outstanding shares of Common Stock (assuming the exercise of the IVAX Option), issuable upon exercise of the IVAX Option.

         Robert E. Martini and IVAX have entered into a voting agreement, dated as of November 10, 1996 (the "Bergen Voting Agreement"), pursuant to which Mr. Martini, the Chairman and Chief Executive Officer of the Issuer, has agreed to vote the shares of Common Stock owned by him in favor of the Bergen Merger and the Agreement and against any other Competing Transaction. Mr. Martini also agreed that, during the term of the Bergen Voting Agreement, he shall not sell or transfer any of his shares of Common Stock, provided, that in the event that the Agreement is terminated upon the occurrence of any event or circumstance which would entitle IVAX to receive a termination fee pursuant to Section 8.05(c) of the Agreement, Mr. Martini may sell or transfer his shares of Common Stock, provided that such transaction shall not be with a party to a Competing Transaction. Mr. Martini has represented to IVAX that he owns 2,137,958 shares of Common Stock.

         Pursuant to Rule 13d-3(a) promulgated under the Securities Exchange Act of 1934, as amended, IVAX may be deemed to beneficially own the 2,137,958 shares of Common

Stock, or approximately 4.3% of the outstanding shares of Common Stock (assuming the exercise of the IVAX Option) under the Bergen Voting Agreement.

         The Issuer, Dr. Phillip Frost and Frost-Nevada, Limited Partnership have also entered into a voting agreement, dated as of November 10, 1996 (the "IVAX Voting Agreement"), pursuant to which Dr. Frost, the Chairman and Chief Executive Officer of IVAX, and Frost-Nevada, Limited Partnership have agreed to vote all shares of IVAX Common Stock owned by them in favor of the IVAX Merger and the Agreement and against any other Competing Transaction. Dr. Frost and Frost-Nevada, Limited Partnership also agreed that, during the term of the IVAX Voting Agreement, they shall not sell or transfer any of their shares of IVAX Common Stock provided, that in the event that the Agreement is terminated upon the occurrence of any event or circumstance which would entitle the Issuer to receive a termination fee pursuant to Section 8.05(b) of the Agreement, Dr. Frost and Frost-Nevada, Limited Partnership may sell or transfer their shares of IVAX Common Stock, provided that such transaction shall not be with a party to a Competing Transaction. Dr. Frost and Frost-Nevada, Limited Partnership own together approximately 12.7% of the outstanding IVAX Common Stock.

         The foregoing descriptions of the Bergen Voting Agreement and the IVAX Voting Agreement are qualified in their entirety by the full text of such agreements, copies of which are included as Exhibits 4 and 5, respectively, hereto and are incorporated herein by reference.

         Except as otherwise reported herein, neither IVAX nor, to the best knowledge of IVAX, any executive officer, director or controlling person, has engaged in any transaction involving the Common Stock in the last 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, neither IVAX nor, to the best knowledge of IVAX, any executive officer, director or controlling person of IVAX, is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1 Agreement and Plan of Merger, dated as of November 10, 1996, among BBI, IVAX, the Issuer, BBI-I Sub, Inc., a Florida corporation, and BBI-B Sub, a New Jersey corporation.

         2 Stock Option Agreement, dated as of November 10, 1996, between IVAX and the Issuer.

         3 Stock Option Agreement, dated as of November 10, 1996, between the Issuer and IVAX.

         4 Voting Agreement, dated as of November 10, 1996, between IVAX and Robert E. Martini.

         5 Voting Agreement, dated as of November 10, 1996, between the Issuer, Phillip Frost, M.D. and Frost-Nevada, Limited Partnership, a Nevada limited partnership.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                             IVAX Corporation

                                             /s/ ARMANDO A. TABERNILLA
                                             -----------------------------------
Date: November 20, 1996                      Armando A. Tabernilla
                                             Vice President - Legal Affairs and
                                             General Counsel, IVAX Corporation

                                   APPENDIX A

         The following information is set forth as to directors and persons who may be deemed to be executive officers of IVAX.

                 NAME                                   EMPLOYER                                 POSITION
             AND POSITION                                  AND
               WITH IVAX                                 ADDRESS

Mark Andrews                             American Exploration                     Chairman of the Board of
Director                                 Company                                  Directors and Chief
                                         1331 Lamar                               Executive Officer
                                         Houston, TX  77010

Lloyd Bentsen                            Verner, Liipfert, Bernhard,              Attorney
Director                                 McPherson & Hand
                                         2600 Texas Commerce
                                         Tower
                                         600 Travis
                                         Houston, TX  77002

Ernst Biekert, Ph.D.                     University of Heidelberg                 Professor
Director                                 Weinheimerstr. 21
                                         Limburgerhof
                                         Germany 67117

Dante B. Fascell                         Holland & Knight                         Attorney/Partner
Director                                 701 Brickell Avenue
                                         Suite 3000
                                         Miami, FL  33131

Jack Fishman, Ph.D                       IVAX Corporation                         Vice Chairman of the Board
Vice Chairman of the Board               4400 Biscayne Boulevard                  of Directors
of Directors                             Miami, FL  33137

Phillip Frost, M.D.                      IVAX Corporation                         Chairman of the Board of
Chairman of the Board of                 4400 Biscayne Boulevard                  Directors and Chief
Directors and Chief                      Miami, FL  33137                         Executive Officer
Executive Officer

Harold S. Geneen                         Gunther International Ltd.               Chairman of the Board of
Director                                 301 Park Avenue                          Directors
                                         Suite 1919
                                         New York, NY 10022

Jane Hsiao, Ph.D                         IVAX Corporation                         Vice Chairman-Technical
Director, Vice Chairman --               4400 Biscayne Boulevard                  Affairs
Technical Affairs                        Miami, FL  33137

Lyle Kasprick                            1067 Linden Lane                         Private Investor
Director                                 Orono, MN 55364-9754


Isaac Kaye                               Norton Healthcare Ltd.                   Chief Executive Officer
Director, Deputy Chief                   Gemini House - Flex
Executive Officer                        Meadow
                                         Harlow - Essex CM19 5TJ
                                         England

Harvey M. Krueger                        Lehman Brothers                          Senior Managing Director
Director                                 American Express Towers
                                         17th Floor
                                         World Financial Center
                                         New York, NY  10285

John H. Moxley III, M.D.                 Korn/Ferry International                 Vice President
Director                                 1800 Century Park East
                                         Suite 900
                                         Los Angeles, CA  90067

M. Lee Pearce, M.D.                      16 La Gorce Circle                       Private Investor
Director                                 Miami Beach, FL  33141

Michael Weintraub                        200 S.E. 1st Street                      Private Investor
Director                                 Suite 900
                                         Miami, FL  33131

Samuel Broder, M.D.                      IVAX Corporation                         Senior Vice President-
Senior Vice President --                 4400 Biscayne Boulevard                  Research and Development
Research and Development                 Miami, FL  33137                         and Chief Scientific Officer
and Chief Scientific Officer

Michael W. Fipps                         IVAX Corporation                         Chief Financial Officer
Chief Financial Officer                  4400 Biscayne Boulevard
                                         Miami, FL  33137

Norwick B.H. Goodspeed                   McGaw, Inc.                              President and Chief
President and Chief                      2325 McGaw Avenue                        Executive Officer
Executive Officer --                     Irvine, California 92714
McGaw, Inc.

Richard C. Pfenniger, Jr.                IVAX Corporation                         Chief Operating Officer
Chief Operating Officer                  4400 Biscayne Boulevard
                                         Miami, FL  33137

Except for Dr. Biekert, who is a citizen of Germany, and Mr. Kaye who is a citizen of Ireland, all such individuals are citizens of the United States of America.

                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------
1 Agreement and Plan of Merger, dated as of November 10, 1996, among BBI Healthcare Corporation, a Delaware corporation, IVAX, the Issuer, BBI-I Sub, Inc., a Florida corporation, and BBI-B Sub, a New Jersey corporation.

2 Stock Option Agreement, dated as of November 10, 1996, between IVAX and the Issuer.

3 Stock Option Agreement, dated as of November 10, 1996, between the Issuer and IVAX.

4 Voting Agreement, dated as of November 10, 1996, between IVAX and Robert E. Martini.

5 Voting Agreement, dated as of November 10, 1996, between the Issuer, Phillip Frost, M.D. and Frost-Nevada, Limited Partnership, a Nevada limited partnership.